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                            June 9, 2023

       Jeffrey Chau
       Chief Executive Officer
       JAAG Enterprises Ltd.
       1716 13 Avenue NW
       Calgary, AB T2N 1L1
       Canada

                                                        Re: JAAG Enterprises
Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 25, 2023
                                                            File No. 333-267995

       Dear Jeffrey Chau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023, letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022, page
       27

   1. We refer to your discussion for the three months ended March 31, 2023 starting on page
                                                        27. There appears to be
a number of inconsistencies in this section as compared to the amounts presented in
your financial statements. As examples only, we note the following:

                                                              Refer to the
paragraph discussion of revenue on page 27. Your current disclosure
 Jeffrey Chau
FirstName   LastNameJeffrey Chau
JAAG Enterprises  Ltd.
Comapany
June  9, 2023NameJAAG Enterprises Ltd.
June 9,
Page  2 2023 Page 2
FirstName LastName
              states for the three months ended December 31, 2023.

                Refer to the paragraph discussion of selling, general and administrative expenses on page 28. Your current disclosure states for the three months ended December 31,
              2022 rather than March 31, 2023. Additionally, SG&A for the three months ended
              March 31, 2022 does not agree to the amounts presented in the corresponding financial statements. Reference is made to page F-3.

                Refer to the second paragraph discussion under gross profit and loss from operations.
              Your profit from operations for the three months ended March 31, 2022 does not agree to the amounts presented in the corresponding financial statements. Reference is made to page F-3.

                Your discussion of net loss for the three months ended March 31, 2022 on page 28 does not agree to the amount to the amounts presented in the corresponding financial statements on page F-3.

         Please revise your disclosures to correct the discrepancies accordingly.
Nine Months Ended March 31, 2023 Compared to the Period from November 4, 2021 to March
31, 2022, page 28

2. We refer to your discussion for the nine months ended March 31, 2023 starting on page
         28. There appears to be a number of inconsistencies in this section relative to the corresponding amounts presented in your financial statements. As examples only, we note the following:

                Refer to the paragraph discussion of SG&A expenses. In the first sentence, your current disclosure states expenses were $6,929 for the period from
              November 4, 2021 (inception) to March 31, 2022.

                Refer to the second paragraph discussion under gross profit and loss from operations.
              Your current disclosures for the period from November 4, 2021 (inception) to March
              31, 2022 states the amount was $624.

                Refer to the your discussion of net loss. Your current disclosure states your had a net loss $626 for the period from November 4, 2021 (inception) to March 31, 2022

         Please revise to fix the discrepancies accordingly.
Notes to the Consolidated Financial Statements, page 53

3. Please revise your notes to comply with the disclosure requirements outlined in ASC 280-
         10-50. Your disclosure should include:

                the factors used to identify your reportable segments, including the basis
 Jeffrey Chau
JAAG Enterprises Ltd.
June 9, 2023
Page 3
              of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated; and
                the types of products and services from which each reportable segment derives its revenues.

         Additionally, please note entity wide disclosures are required for all public entities including those that have a single reportable segment. Refer to ASC 280-10-50-38.
       You may contact Jean Yu at 202-551-3305 or Beverly Singleton at 202-551-3328 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameJeffrey Chau                                  Sincerely,
Comapany NameJAAG Enterprises Ltd.
                                                                Division of
Corporation Finance
June 9, 2023 Page 3                                             Office of
Manufacturing
FirstName LastName